Christian,

It's one of the most fundamental aspects of investing: buy when prices are low.

Over the past 2 years, market conditions have created a buying opportunity for the artist with the highest Sharpe ratio in our collection: Helen Frankenthaler.

Our data indicates that acquiring Frankenthaler's works now represents a roughly 20% delta from the high prices we were seeing just two years ago. Long term, Frankenthaler is still a compelling investment, with significant longevity at auction, mega-gallery representation with Gagosian, and recent museum attention.

We're offering a prime 70's work for $1.95 million. Just a few years prior ('20-'22), six of her top ten records were set and fetched prices between $2.7M and $6.7M.


Buying Opportunity Begins (Q1 '22)
Our purchase (Q2 '24)
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024

Now we believe her demand has once again started to climb, as tracked by our hedonic index. Want to take advantage of the dip? Then learn more here, and view the offering circular below.

Thanks,

The Masterworks Team

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MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

"Hedonic Index" relies on Masterworks' hedonic index generation methodology, used to illustrate an artist's price movement through public auction data. The hedonic Index incorporates output prices and aims to control for features representative of work quality, based on human input from internal and external art market experts, as well as automatic ML labeling trained on human input. A regression model uses these inputs to find the influence of the year on the prediction and therefore a measure of how an artist's market has moved by year, (i.e. an index). The hedonic equation is fit separately for each artist. Although Masterworks has taken steps to ensure input is made independently of Masterworks and free from bias, you are cautioned against placing undue reliance on any given value judgment or Artist Market Index presentation. There is no universally accepted set of rules, but Masterworks endeavors to be consistent within artists' markets. View more information on the Hedonic Index here. You may schedule a call to discuss our presentation of hedonic indices, including understanding more about the risks and limitations, by contacting us here.

"Sharpe Ratio", also referred to as Market-Risk Adjusted Appreciation, indicates how well the artist's market has appreciated historically in comparison to the rate of return on a risk-free investment by measuring price appreciation relative to the volatility of that price appreciation over time. A relatively higher Sharpe Ratio reflects higher appreciation relative to volatility and generally signals a better risk adjusted return, and, conversely, a relatively lower Sharpe Ratio generally means there is more volatility relative to price appreciation, although historical volatility is not necessarily a proxy for investment risk. Sharpe Ratio of artist market qualitatively different from measurement of the individual performance of Masterworks securities.

Previous Frankenthaler auction records are not included in set of similar sales to the Offering which comprise artworks by Helen Frankenthaler with the following criteria: Paintings on canvas created between 1971 and 1977 that measure between 60 inches by 60 inches and 100 inches by 100 inches, excluding examples with areas of canvas ground are prominently visible and excluding Dream Decision and Circe for qualitative differences.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Celebrity affiliation with artist is not an endorsement of Masterworks or Masterworks Offerings.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.